Skadden, Arps, Slate, Meagher & Flom llp
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144
________
TEL: (213) 687-5000
FAX: (213) 687-5600
www.skadden.com

DIRECT DIAL
(213) 687-5122
DIRECT FAX
(213) 621-5122
EMAIL ADDRESS
MICHELLE.GASAWAY@SKADDEN.COM

November 18, 2022

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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Jeffrey Gabor
Benjamin Holt
Brigitte Lippmann

Re:	Rosecliff Acquisition Corp I
Preliminary Proxy Statement on Schedule 14A
Filed November 9, 2022
File No. 001-40058

On behalf of our client, Rosecliff Acquisition Corp I, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 18, 2022 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed on November 9, 2022 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:  The Company respectfully acknowledges the Staff’s comment and submits that the Company’s Sponsor, Rosecliff Acquisition Sponsor I LLC, is a Delaware limited liability company with a principal place of business in New York. Michael P. Murphy is the managing member of Rosecliff Credit Opportunity Fund I GP, LLC, a Delaware limited liability company, which is the general partner of Rosecliff Credit Opportunity Fund I, L.P., a Delaware limited partnership, which is the managing member of Rosecliff Acquisition Sponsor I LLC. Each of Rosecliff Credit Opportunity Fund I GP, LLC and Rosecliff Credit Opportunity Fund I, L.P. has a principal place of business in New York. Mr. Murphy is a U.S. person living in New York. Additionally, to the best of the Company’s knowledge, all of the non-managing members of Rosecliff Acquisition Sponsor I LLC are U.S. persons. As such, the Company advises the Staff that the Company’s Sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person. The Company will continue to monitor this inquiry but at this time does not believe that any additional disclosure is necessary.

Verbal Comment

Set forth below is a verbal comment provided by the Staff on November 18, 2022, followed by the Company’s response thereto:

1.	Please clarify whether the Company intends to hold the funds in the Trust Account in cash. If so, state when the Company intends to do so.

Response:  The Company respectfully acknowledges the Staff’s comment. The Company has revised the Preliminary Proxy Statement on page 7, and in each instance similar disclosure arises, to clarify that the Company will, prior to the date of the Special Meeting, instruct Continental Stock Transfer & Trust Company to hold all funds in the Trust Account in cash until the earlier of the consummation of the Company’s initial Business Combination and the liquidation of the Company.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Rosecliff Acquisition Corp I
Michael Murphy